August 26, 2006

To:	Tia Kenkins
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Office of Emerging Growth Companies
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	US Biodefense, Inc.
Form 10-KSB filed February 24, 2006
File No.: 000-31431

Dear Ms. Jenkins:

The following are the Company’s responses and revisions to its filing pursuant to your letter dated June
28, 2006:

10-KSB

Item 1 – Business, page 3

1.	We note your disclosure of various agreements that appear to be material to your business.
Please file each agreement as a material contract exhibit in accordance with Item 601 of
Regulation S-B, or tell us why you believe that the agreements are not required to be filed.

The following exhibits have been filed with the amended annual report on Form 10-KSB:

	a.	Consulting Agreement with Shannon S. Eaker, Ph.D.
	b.	Option Agreement with UCL Biomedica
	c.	Option Agreement with The University of Texas M. D. Anderson Cancer Center
	d.	High Technology & Patent Listing Agreement with Diamond I, Inc.
	e.	Option Agreement with The University of British Columbia
	f.	Consulting Agreement with Financialnewsusa.com, Inc.

Item 6 – Management’s Discussion and Analysis, page 12

2.	Please revise your disclosure for each period to describe and quantify underlying material activities that generate income statement variances between periods (e.g. it is unclear why research and development expenses increased significantly). Refer to Item 303(b) of
Regulation S-B.

The annual report has been amended, as follows:

Revenues

Our revenues totaled $159,166 for the current fiscal year ended November 30, 2005, compared to $29,167 for the fiscal year ended November 30, 2004. The increase in

Re: US Biodefense, Inc.
August 26, 2006

revenues represent a year-over-year increase of 446%, which was due in part to our contracts with Financialnewsusa.com and Diamond I, Inc. Revenues for the year ended
November 30, 2004 were attributable solely to the May 1, 2004 agreement with
Financialnewsusa.com, a related party, to provide consulting services to them in exchange for $50,000, for which we were paid in advance the entire balance of the contract.

Other than our agreement with Financialnewsusa.com and Diamond I, we do not have any long-term agreements to provide our services to any single customer or group of customers. As a result, we are unable to predict the stability of, and ability to continue to generate, ongoing revenues.

Expenses

Total expenses for the year ended November 30, 2005 were $195,572. In the comparable year ago period ended November 30, 2004, we incurred total expenses of $58,131.
Aggregate expenses increased approximately 236%, or $137,441, due primarily to an increase of 2,623%, or $91,796, in research and development costs from $3,500 during the year ended November 30, 2004, to $95,296 in the year ended November 30, 2005.
The significant increase in attributable to the various intellectual property option and licensing agreements entered into during the year ended November 30, 2005. We believe obtaining and maintaining such licenses for intellectual property is a significant aspect of our business plan and will continue for the next at least 12 months.

An expenditure we did not have in the prior year ended November 30, 2004 that we began recognizing in the most recent year ended November 30, 2005 is occupational costs and expenses in the amount of $36,000. These expenses encompass $13,000 in rent expense and $23,000 of miscellaneous shared overhead such as a receptionist, various office equipment and furniture and utilities expense. We expect occupational costs to continue to be incurred over the next at least 12 months.

General and administrative expenses increased 199% year over year from $3,535 in 2004 to $10,575 in 2005. Or management believes the rise in these expenditures are correlated with our increased business activities and pursuit of our business objectives. General and administrative expenses mainly consist of office expenditures such as postage and delivery fees, supplies and other similar miscellaneous items. We expect to continue to incur general and administrative expenses for the foreseeable future, although we cannot estimate the extent of these costs.

Due to our increased operational activities, we contracted services from outside parties, including attorneys, accountants and consultants. As a result, total expenses paid in relation to consulting and outside services and professional fees grew 56%, or $26,096, from the year ended November 30, 2004 to $33,313 during the year ended November 30,
2005. Our management believes that the growth of our company is dependent upon the services provided by individuals who are not our employees. Additionally, outsourcing is important in lowering fixed costs, so we expect to continue to do so for the foreseeable future.

In spite of the trend of higher overall expenses, our payroll decreased from $25,000 in the

Re: US Biodefense, Inc.
August 26, 2006

year ended November 30, 2004 to $20,389 for the year ended November 30, 2005. The sole reason for the decrease in payroll expenses is the full expense of the remaining balance of common stock issued to David Chin, our President, in accordance with his employment agreement. We currently do not have any employment agreements outstanding with any individual, thus we may not incur payroll expenses in the near future. However, we cannot predict with certainty whether or not we will hire personnel in the next 12 months.

We expect to continue to incur expenditures in the foreseeable future related to ongoing research and development and the expansion of our business operations. As we continue to pursue research and development efforts, we expect expenses to stabilize over the next several years. Unfortunately, we cannot accurately estimate the extent or impact of ongoing expenses.

Losses

Our loss before accounting for income taxes totaled $36,406 for the year ended
November 30, 2005, compared to a loss before income taxes of $28,964 in the prior period. After factoring income taxes of $9,596 in the year ended November 30, 2005, our net loss from operations totaled $46,002. In the prior year ended November 30,
2004, we did not recognize any income taxes, thus our net loss was $28,964. This represents a widening deficit of 59%, or $17,038, in a year-to-year comparison.
Although we anticipate incurring ongoing operating losses, we expect these losses to narrow in year-to-year comparison as we generate increased revenues and as expenses begin to plateau over the next several years. However, we cannot guarantee the accuracy of our expectations

Consolidated Statement of Operations, page 17

3. Based on the information disclosed on page 13, it appears you had revenue generating transactions between related parties. Please revise to present the dollar amount of related party transactions on the face of the income statement for each period presented. Also, revise your footnote disclosure to provide the information required by paragraph 2 of SFAS
57 for all material related party transactions.

The face of the Consolidated Statements of Operations has been revised to disclose the sums paid to related parties.

Footnote 10 has been revised to be “Related party sales and concentrations,” to provide disclosure of related party transactions in accordance with paragraph 2 of SFAS 57.

Re: US Biodefense, Inc.
August 26, 2006

Consolidated Statements of Cash Flows, page 20

4.	Please revise to present notes payable as a financing activity and to include all non-cash transactions as required by paragraph 32 of SFAS 95. We note that marketable securities of $150,000 were recorded at December 31, 2005, yet there is no disclosure in the cash flow statement regarding how these investments were acquired.

The Consolidated Statements of Cash Flows has been revised to present advance from and repayment to related parties as financing activities.

Notes to Financial Statements, page 21

General

5.	We note you held $150,000 in available-for-sale securities at November 30, 2005. Please revise your footnote disclosure to include the information required by paragraphs 19-21 of
SFAS 115, including the consideration paid to obtain the securities, the fair value of the securities upon acquisition and the method used to determine the fair value upon acquisition and at November 30, 2005.

The Company has added Note 2 “Marketable Securities Available For Sale” and has provided disclosures required by SFAS 115.

6.	We note you capitalized $20,000 in licenses during the year ended November 30, 2005.
Please revise to disclose the facts and circumstances of the licenses capitalized, including the amount and form of consideration paid, basis for capitalization and amortization period.

The Company has added Note 3 “Licenses” and has provided disclosures regarding licenses.

Note 1 – Background and Summary of Significant Accounting Policies, page 21

7.	We note that your disclosure regarding the basis of presentation incorrectly states that the financial statements are for an unaudited interim period, and therefore would not be required to include all of the disclosures required under generally accepted accounting principles. Please revise your disclosures accordingly.

The wrong notes were included with the prior annual report on Form 10-KSB. The correct notes have been included in the amended Form 10-KSB.

8.	Please revise your revenue recognition policy disclosure to elaborate upon how each of the four criteria of SAB 104 specifically applies to each of your revenue streams (e.g. persuasive evidence of an arrangement is demonstrated via contracts with purchasers). Describe each material source of revenue during the financial statement periods, how your revenue recognition policy complies with each of the criteria of SAB 104, the reasons why deferred revenue is recorded and the period over which such revenue is expected to be recorded.

The revenue recognition policy has been expanded to comply with requirement of SEC staff bulletin SAB 104.

Re: US Biodefense, Inc.
August 26, 2006

9.	Please revise your disclosure to include the percentage of revenue attributable to each customer comprising more than 10% of total revenue as required by paragraph 39 of SFAS
131.

See response to comment 3.

Item 8A – Controls and Procedures, page 25

10.	We note your disclosure that your disclosure controls and procedures are ineffective.
Please revise to disclosure the material weaknesses identified that resulted in your conclusion as well as when the material weaknesses were identified, by whom they were identified and when the material weaknesses first began. Also, disclose the specific steps that the company has taken, if any, to remediate the material weaknesses. Further, please note that the evaluation of disclosure controls and procedures is required to be conducted as of the end of the period covered by the report, not within 90 days prior to filing as indicated by your disclosure.

The disclosure under Item 8A has been revised, as follows:

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange
Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. Disclosure controls are also designed with the objective of ensuring that this information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Based upon their evaluation as of the end of the period covered by this report, David
Chin, who serves as our chief executive officer and chief financial officer, concluded that our disclosure controls and procedures are not effective to ensure that information required to be included in our periodic SEC filings is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms.

Our board of directors was advised by E. Randall Gruber, CPA, PC, our independent registered public accounting firm, that during their performance of audit procedures for
2005 E. Randall Gruber, CPA, PC identified a material weakness as defined in Public
Company Accounting Oversight Board Standard No. 2 in our internal control over financial reporting.

This deficiency consisted primarily of inadequate staffing and supervision that could lead to the untimely identification and resolution of accounting and disclosure matters and failure to perform timely and effective reviews. However, our size prevents us from being able to employ sufficient resources to enable us to have adequate segregation of duties within our internal control system. Our management is required to apply their judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Re: US Biodefense, Inc.
August 26, 2006

11.	Please revise your disclosure to provide the information required by Item 308(c) of
Regulation S-B.

The following disclosure has been added: “…no change to our internal control over financial reporting has been made.”

Form 10-QSB for the Period Ended February 28, 2006

12.	Please amend the filing, as necessary, after considering the comments above with respect to the Form 10-KSB for the year ended November 30, 2005.

The Company has amended the Form 10-QSB for the period ended February 28, 2006, taking into account the comments contained herein.

The Company hereby acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the
Commission from taking any action with respect to the filing; and
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.
Thank you for your expedient and diligent review of this file. If any further questions or comments should arise, feel free to contact us at (626) 961-0562.

Sincerely,

/s/ David Chin

David Chin
President